Exhibit 77(c):

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On March 31, 2015, a Written Consent To Action Without A Meeting (the "Written Consent") of the shareholders of Ryan Labs Core Bond Fund (the "Fund"), was presented for the purpose of voting on a proposal to approve a new Investment Advisory Agreement (the "Advisory Agreement") with Ryan Labs, Inc. (the "Adviser").  The following proposal was the subject of the Written Consent:

To approve, with respect to the Fund, a new Advisory Agreement with the Adviser.

The total number of shares of the Fund executing the Written Consent represented 100% of the shares entitled to vote on the proposal.

The shareholders of the Fund voted to approve the new Advisory Agreement.  The votes cast with respect to the new Advisory Agreement were as follows:

Number of Shares
For	Against	Abstain
1,845,749.913	0	0